January 26, 2011

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings
Assistant Director

Re:	Kinder Morgan Holdco LLC
Amendment No. 2 to Registration Statement on Form S-1
Filed January 18, 2011
File No. 333-170773

Ladies and Gentlemen:

On behalf of the above-named Registrant, we have filed through EDGAR Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement (the “Registration Statement”). Amendment No. 3 reflects all changes made to Amendment No. 2 to the Registration Statement.

In this letter, we set forth the Registrant’s responses to the comments and requests for additional information contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 25, 2011, with respect to the above-referenced filing.  For your convenience, we have repeated in bold type each comment exactly as set forth in the January 25 comment letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment or request.

Financial Statements, page F-1

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-115

1.             We have considered your response to prior comment 20 but do not concur. Simply referring to the costs incurred table is not sufficiently responsive to the requirement of Item 1203. Please revise your response to discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures, such as further disclosure on the 9.3 million barrels of PUD reserves added in 2009 and the fact that over 42% of your total reserves are classified as proved undeveloped as of December 31, 2009 compared to approximately 32% in 2008. In addition, this information should all be in the same location in the document which would be on page F-121 of the current amendment. Please see paragraphs (a-d) of Item 1203.

Response:  We have added disclosure beginning on page F-121 in response to the Staff’s comment.

Exhibit 99.1

2.             While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles.” With a view toward possible disclosure, please explain to us the basis for concluding that such methods have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such methods.

Response:  We are advised by Netherland, Sewell & Associates, Inc. that the reserves in its report were determined using deterministic methods and that those methods were prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).  Accordingly, we have filed as Exhibit 99.1 to Amendment No. 3 a revised report of Netherland, Sewell & Associates, Inc. that removes the reference to “generally accepted petroleum engineering and evaluation principles” and instead refers to the SPE Standards.  A currently dated consent of Netherland, Sewell & Associates, Inc. has been included as Exhibit 23.4.

Courtesy packages containing a copy of Amendment No. 3 and this letter are being delivered to each individual named in the last paragraph of the Staff’s comment letter.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 713-221-1306, or in his absence, R. Daniel Witschey, Jr. at 713-221-1322.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Gary W. Orloff

GWO/pd

cc:	Mr. Joseph Listengart
Kinder Morgan Holdco LLC

Mr. G. Michael O’Leary
Andrews Kurth LLP